UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 14)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 14, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time), which we refer to as the Schedule 14D-9, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as Dollar Thrifty, on September 10, 2012. The Statement relates to the offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as Purchaser and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated September 10, 2012 (as amended or supplemented from time to time) filed by Purchaser with the SEC, to purchase all of the issued and outstanding shares of Dollar Thrifty common stock, par value $0.01 per share, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended by inserting the following text at the end of the first paragraph of the subsection entitled “Tender Offer and Merger”:

“On November 5, 2012, Purchaser announced that it had extended the Offer, in accordance with the Merger Agreement, until 5:00 p.m., New York City time, on Friday, November 16, 2012.”

ITEM 8.  ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by deleting the first paragraph set forth under the subsection entitled “Extension of the Offer” and replacing it in its entirety with the following paragraph:

“On November 5, 2012, Purchaser announced that it had extended the Offer, in accordance with the Merger Agreement, until 5:00 p.m., New York City time, on Friday, November 16, 2012. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, November 5, 2012.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2012	DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)

	By:	/s/ Vicki J. Vaniman Vicki J. Vaniman Executive Vice President, General Counsel and Secretary